Contact

www.linkedin.com/in/john-cheney-a687883 (LinkedIn)

John Cheney

CEO and Co-Founder, Enera Power | Renewable Energy Executive

San Francisco, California, United States

Summary

Dynamic, experienced, pioneering results-driven leader with broad vision and proven management experience in the sales, management and finance of Solar PV and Renewable Energy. Proven 25-year track record in marketing, product development and sales with multiple successful start-up ventures. Strong general management and sales experience with P&L responsibility. Team-based leadership style with excellent interpersonal skills.

Experience

Enera Power Group

CEO and Co-Founder

January 2015 - Present (10 years 4 months)

San Francisco, California, United States

- Established Fund Structure, Seed Financing and Start-up Team for 120 MW in Mexico. Establishing debt sources of capital, debt and equity structures, managed the team, process automation and best practice transfer for permitting, interconnection, site acquisition, procuring PPAs and financing.
- Developing 24 solar business parks for industry.
- Developed innovative financial tools to support renewable energy industry.

Silverado Power, LLC

CEO and Co-Founder

2010 - January 2015 (5 years)

- Established Fund Structure and managed the team that successfully developed 400 MW of distributed solar PV projects with PPA, Interconnection, site control and permitting in US.
- Lead team’s strategy and framework for a long term portfolio systems approach to large scale solar which resulted in long term success with 3 GW with low cost land, permits and interconnection.
- Positioned and Financed Silverado Power as one of the largest independent PV developers, closed Fir Tree Partners financing, including buyout of sPower

and set future investment of $980,000,000 for funding 1.3 GW of construction portfolio projects in the United States.

- Established core relationships and advises with fact-based policy with both California Legislature and Congress including key team for AB 32 and its renewal SB32 with the 50% RPS in California.

MMA Renewable Ventures
Co-Founder, Vice President Sales and Business Development
January 2005 - 2010 (5 years)

- Key manager in leading sales growth from $10 million to $250 million within 18 months.
- Responsible for $35 Million in sales during first 6 months while developing more than $500 million solar pipeline within 18 months of the start up.
- Establishing customer relationship management infrastructure, customer retention, best practices and team building within a fast growth environment from 4 to 65 professionals.
- Key project task contributor for energy policy initiatives including RPS standards, carbon caps and New Market Tax Credits (clean energy).

Rocketfiber
CEO and Founder
January 1999 - December 2004 (6 years)
San Francisco, California, United States

RocketFiber, Inc., network and applications consultants for Metropolitan IP Networks contributing middle wear, applications and content services to distribution partners in broadband ITV.
- Built fiber optic network in LA/Burbank/Hollywood linking studios, post and computer services.
- Telia, Inc., Stockholm, Sweden. Secured joint development teaming agreement and funding with Telia, Inc., Stockholm, Sweden for R&D including teaming and intellectual property transfer for the successful build out of Fiber to the Home (FTTH) Ethernet to 50,000 homes in Malmo, Sweden.
- MITI, Tokyo, Japan. Developed the North American and Japanese business model for build out in urban geographies and reduction of customer service costs to reach profitability for FTTH. Established consulting and joint development agreement with MITI (Japan) for policy development, strategy and implementation of FTTH Ethernet in Japan, to the telecom and newly unregulated electric utility industries including NTT and Kansai Power, Osaka, Japan.

Education

University of California, Berkeley

BA